Filed by DPCM Capital, Inc. and D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

CaixaBank Group, D-Wave Collaborate on Innovative New Quantum Applications for Finance Industry

Leading bank in Spain becomes the first in the world to apply quantum computing in investment portfolio hedging calculation in the insurance sector

With quantum computing, CaixaBank has seen an up to 90% decrease in time-to-solution for investment portfolio hedging and portfolio optimization, among other business benefits

Valencia, Spain and Burnaby, BC, Canada—March 3, 2022 – CaixaBank, the leading financial group in Spain, and D-Wave Systems Inc., a global leader in quantum computing systems, software, and services, and the only provider building both annealing and gate-model quantum computers, today announced the business results for two significant financial quantum hybrid computing applications for investment portfolio optimization and investment hedging calculation. The quantum hybrid applications have significantly decreased compute time to solve complex financial problems, improving investment portfolio optimization, increasing a bond portfolio internal rate of return (IRR), and minimizing the capital needed for hedging operations, as a result of their collaboration.

Quantum in Investment Portfolio Hedging and Bond Portfolio Optimization

CaixaBank’s Life insurance and Pensions company, VidaCaixa, leveraged D-Wave’s Leap™ quantum cloud service and quantum hybrid solvers – which combine the strengths of classical and quantum computing – to build a quantum computing application within their investment portfolio selection and allocation, and within their portfolio hedging efforts. With this project, CaixaBank Group becomes the first known financial services company in the world to apply quantum computing in investment hedging in the insurance sector. The group is evaluating putting the application into regular production not only in VidaCaixa but in other areas in the organization, over the coming months.

The CaixaBank Group team utilized D-Wave’s quantum hybrid solver services to code a faster algorithm, which markedly reduces the computing time necessary to reach an optimal solution to improve the investment portfolio hedging. What normally took the bank several hours of compute time was reduced to just minutes via quantum computing technology – an up to 90% decrease in compute time over the traditional solution. This reduction of compute time facilitates increased modeling complexity, allowing for a more dynamic model that is better adapted to real-time markets; optimizes the invested capital while maintaining constant risk levels; and improves the hedging decision-making process.

When it comes to investment portfolio selection and allocation, the algorithm rapidly generates portfolios that can be optimized against a higher variety of constraints in a reduced timeframe. The result was a successful application which optimizes IRR by 10% in a chosen portfolio of bonds.

“We have always been an innovation-first organization, and very early on we recognized that investing in quantum computing could help us more efficiently provide state-of-the art products and services in order to offer the best client experience. This has been the case with this proof of concept, which confirms the bank as the first one in Spain, and one of the first in the world, to incorporate quantum computing into its daily activity,” says Gonzalo Gortazar, CEO of CaixaBank. During his participation in a commissioning ceremony in Jülich, Germany, in which D-Wave announced the first Leap quantum cloud-based system outside North America at Forschungszentrum Jülich Supercomputing Centre, Gortazar confirmed CaixaBank’s commitment to continue to explore the potential of quantum computing in the financial services industry: “We are very appreciative of seeing this industry growing and maturing, and we look forward to upping our investment and our efforts in quantum, which is surely going to be transformational for our industry. We are very keen to work with D-Wave in this process.”

“Our focus has always been on the development and delivery of quantum computing for practical applications and business value,” said Alan Baratz, CEO of D-Wave. “The finance industry is undergoing massive transformation at this moment in time, which is why the industry is poised for great business benefit from quantum computing investment. CaixaBank has a clear vision for implementing market-ready quantum applications to drive efficiency, client value, and scale. We look forward to continued collaboration with them as they expand their offerings and identify additional quantum computing use-cases.”

CaixaBank’s Quantum Journey

In 2019, CaixaBank set up a team of experts with IT technicians, mathematicians, and risk analysts dedicated to innovation in the quantum field in a multidisciplinary way, in order to explore the potential for quantum technology to enhance the bank’s different capacities in diverse fields, such as risk assessment and tail risk simulators, fraud detection with artificial intelligence and machine learning, quantum safe cryptography, portfolio selection and allocation, and data mining optimization.

One of the first projects was the implementation of a quantum algorithm capable of assessing the financial risk of two portfolios created specifically for the project based on real data, one consisting of mortgages and the other, treasury bills.

In 2020, CaixaBank developed the first machine learning algorithm to classify risks in Spanish banking leveraging quantum computing. In that case, CaixaBank combined quantum computing and conventional computing in different phases of the calculation process — to classify credit risk profiles. To do this, CaixaBank used a public data set corresponding to 1,000 artificial users, with a similar profile to existing customers, but with information configured specifically for the test.

In this project, CaixaBank used the Leap quantum cloud service to access D-Wave’s quantum hybrid solver service that incorporates the Advantage™ quantum computer. The cloud-access and real-time service empowers businesses like the bank and countless others across industries to solve large and complex business-scale problems. To date, D-Wave customers have built hundreds of early applications using their systems, including protein folding, financial modeling, scheduling, logistics, manufacturing optimization, machine learning, route optimization, and more. With these results, CaixaBank is working towards putting hybrid quantum applications into production.

About CaixaBank

CaixaBank is the leading financial group in Spain. After its merger with Bankia, the bank has assets of €685.74 billion, making it Spain’s largest bank, and one of the leading banks in Europe. CaixaBank also has a strong presence in Portugal, where it controls 100% of BPI.

The Group, chaired by José Ignacio Goirigolzarri and led by Gonzalo Gortázar, has around 21 million customers and the largest commercial network in Spain and Portugal, and it is a leader in digital banking with 73.1% of clients being digital.

About D-Wave Systems Inc.

D-Wave is a leader in the development and delivery of quantum computing systems, software and services and is the world’s first commercial supplier of quantum computers and the only company developing both annealing quantum computers and gate-model quantum computers. Our mission is to unlock the power of quantum computing for business and society, today. We do this by delivering customer value with practical quantum applications for problems as diverse as logistics, artificial intelligence, materials sciences, drug discovery, scheduling, cybersecurity, fault detection, and financial modeling. D-Wave’s systems are being used by some of the world’s most advanced organizations, including NEC Corporation, Volkswagen, DENSO, Lockheed Martin, University of Southern California, Forschungszentrum Jülich and Los Alamos National Laboratory. With headquarters near Vancouver, Canada, D-Wave’s US operations are based in Palo Alto, CA. With headquarters and the Quantum Engineering Center of Excellence based near Vancouver, Canada, D-Wave’s U.S. operations are based in Palo Alto, Calif. D-Wave has a blue-chip investor base that includes PSP Investments, Goldman Sachs, BDC Capital, NEC Corp., Aegis Group Partners, and In-Q-Tel.

D-Wave announced in February it has entered into a definitive merger agreement with DPCM Capital, Inc. (“DPCM Capital”) (NYSE:XPOA), a publicly traded special purpose acquisition company. Upon closing of the transaction, shares of D-Wave Quantum Inc., a newly formed parent company of D-Wave and DPCM Capital, are expected to trade on the NYSE under the symbol “QBTS.” Learn more at www.dwavesys.com/investors.

Important Information About the Proposed Transaction and Where to Find It:

A full description of the terms of the transaction will be provided in a registration statement on Form S-4 to be filed with the SEC by D-Wave Quantum Inc. that will include a prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read, when available, the preliminary proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents will contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM Capital as of a record date to be established for voting on the proposed business combination. Once available, stockholders will also be able to obtain a copy of the registration statement on Form S-4—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mkilkenny@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this press release include, but are not limited to, statements regarding the proposed transaction, including the timing and structure of the proposed transaction; the listing of D-Wave Quantum Inc.’s shares; the combined company’s future growth and innovations; the increased adoption of quantum computing solutions and expansion of related market opportunities and use cases; and the anticipated benefits of the proposed transaction. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DPCM’s Annual Report on Form 10-K, filed with the SEC on March 31, 2021, and in the proxy statement/prospectus to be filed by D-Wave Quantum Inc. in connection with the proposed transaction, and other filings with the SEC, as well as factors associated with companies, such as D-Wave, that are engaged in the business of quantum computing, including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate; the ability to complete the proposed transaction due to the failure to obtain required regulatory and stockholder approvals; the failure to satisfy other closing conditions in the definitive transaction agreement or otherwise; the occurrence of any event that could give rise to the termination of the definitive transaction agreement; risks related to the uncertainty of the forecasted financial information; the outcome of any legal proceedings that may be instituted against DPCM, D-Wave, or D-Wave Quantum Inc. related to the definitive transaction financial milestones; unanticipated technological or project development challenges, including with respect to the cost and or timing thereof; the performance of the combined company’s products; the effects of competition on the combined company’s business; the failure to realize the anticipated benefits of the proposed transaction; the risk that the combined company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the amount of redemption requests made by DPCM’s public stockholders; the risk that the combined company may never achieve or sustain profitability; the risk that D-Wave is unable to secure or protect its intellectual property; volatility in the price of DPCM’s securities; the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed transaction; and the risk tha D-Wave Quantum Inc.’s securities will not be approved for listing on the NYSE or, if approved, maintain the listing. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM Capital, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Contacts

For D-Wave:

Media Contact:

Alan Auyeung

AxiCom

media@dwavesys.com

Investor Contact:

Kevin Hunt

ir@dwavesys.com

For DPCM Capital:

Megan Kilkenny

mkilkenny@hstrategies.com